FORM 4
OMB Approval
OMB Number 3235-0362
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

__ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. (See Instructions)

1. Name and Address of Reporting Person:                         Louis H. Elwell, III
                                                                 35 Power Lane
                                                                 Hattiesburg, MS 39402
2. Issuer Name and Ticker or Trading Symbol:                     Bio-Solutions International, Inc.
                                                                 "BSII"
3. IRS or SSN of Reporting Person (Voluntary):
4. Statement for Month/Year                                      01/2002
5. If Amendment, Date of Original:                               N/A
6. Relation of Reporting Person to Issuer                        X Director: Chairman
                                                                 __10% owner
                                                                 X Officer (Title): President
                                                                 __Other (Specify)
      X Filed by One Reporting Person.
      _  Filed by more than One Reporting Person.


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security:                                  Common Stock   Common Stock    Common Stock    Common Stock
2. Transaction Date                                                                                   01/21/2002
3. Transaction Code                                                                                   J
4. Securities Acquired (A) or Disposed (D): Amount:                                                   3,467,862
                                            A or D:
                                             Price:
5. Amount of Securities Beneficially Owned
   at end of Month:                                    1,812,605      781,287         1,314,740(1)    3,467,862(2)
6. Ownership Form; Direct (D) or  Indirect (I):        D              I               I               I
7. Nature of Indirect Beneficial Ownership:            N/A            Aquaculture     Bio-Solutions   H3O Holding
                                                                      International   International,  Corp.
                                                                      Ltd.            Inc.


*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.  Title of Derivative Security:                         N/A
2.  Conversion or Exercise Price of Derivative Security:
3.  Transaction Date (M/D/Y):
4.  Transaction Code:
                   V:
5.  Number of Derivative Securities Acquired (A) or Disposed of (D):
6.  Date Exercisable:
     Expiration Date:
7.  Title of Underlying Securities:
    Amount or number of Shares:
8.  Price of Derivative Security:
9.  Number of Derivative Securities Beneficially Owned  at end of Month:
10. Ownership of Derivative Securities;
    (D) Direct or (I) Indirect:
11. Nature of Indirect Beneficial Ownership:

EXPLANATION OF RESPONSES:

(1) On May 1, 2001, Bio-Solutions International, Inc., a New Jersey corporation ("BSII-NJ") acquired 12,859,980 shares of the Company, for which a Current Report on Form 8-K was filed on June 6, 2001. Mr. Elwell owns: (i) approximately 4.1% of BSII-NJ personally; (ii) is a former officer and director and a 30.0% owner of Aquaculture International, Ltd., which owns 3.9% of BSII-NJ; (iii) is the sole officer, director and shareholder of Kazwell, LLC, which owns 0.7% of BSII-NJ; and (iv) is a former officer and director and a 31.0% owner of Madison Morgan Group, Ltd., which owns 1.5% of BSII-NJ. Mr. Elwell may therefore be determined to control some or all of the shares owned by these entities.

(2) On January 21, 2002, H3O Holding Corp. acquired 3,467,862 shares of the common stock of the Company. Mr. Elwell is a former officer and director of H3O Holding Corp. and currently owns approximately 6.0% of that company's outstanding stock. Mr. Elwell may therefore be determined to control some or all of the shares of the Company owned by H30 Holding Corp.




/s/ Louis H. Elwell, III                Date: 02/21/02
--------------------------------
Louis H. Elwell, III
**Signature of Reporting Person

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).